AM 8-26-2005


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SECURITIES AND EXCHANGE COMMISSION

05043575

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CM 8/24

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44339

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/04** (MM/DD/YY) AND ENDING **06/30/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

FELDMAN, INGARDONA & CO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
SEP 08 2005
THOMSON FINANCIAL E

2001 Butterfield Road, Suite 170
(No. and Street)

Downers Grove	**Illinois**	**60515**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William M. Feldman — **(630) 663-1800** (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60605**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

CM

OATH OR AFFIRMATION

I, **William M. Feldman**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Feldman, Ingardona & Co.** as of **June 30, 2005** are true and correct. I further (swear) (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chairman & Chief Executive Officer

Title

Subscribed and sworn to before me this

12th day of August 2005



"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Exp. 08/20/2008



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

FELDMAN, INGARDONA & CO.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

for the year ended June 30, 2005


SEC MAIL PROCESSING
RECEIVED
AUG 23 2005
WASH., D.C.
192
SECTION



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Feldman, Ingardona & Co.

We have audited the accompanying statement of financial condition of Feldman, Ingardona & Co. as of June 30, 2005, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Feldman, Ingardona & Co. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
July 28, 2005

FELDMAN, INGARDONA & CO.

STATEMENT OF FINANCIAL CONDITION
as of June 30, 2005

ASSETS

Cash	$	35,424
Receivables from broker-dealer		521,465
Equipment (net of accumulated depreciation of $5,496)		5,496
Other assets		20,355
	$	582,740

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	41,226
Shareholders' Equity		
Common stock, no par value; 100,000 shares authorized; 100 shares issued and outstanding		1,000
Additional paid-in capital		399,000
Retained earnings		141,514
		541,514
	$	582,740

See accompanying notes.

FELDMAN, INGARDONA & CO.

STATEMENT OF OPERATIONS
for the year ended June 30, 2005

Revenues	
Fees and commissions	$ 1,384,721
Interest income	7,335
Other	81,769
	1,473,825
Expenses	
Officer and employee compensation and benefits	365,523
Occupancy and equipment costs	92,580
Commissions, brokerage and clearing charges	91,149
Travel and entertainment	19,189
Office supplies	15,565
Professional fees	9,240
Other operating expenses	52,782
	646,028
Net Income	$ 827,797

See accompanying notes.

FELDMAN, INGARDONA & CO.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
for the year ended June 30, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, July 1, 2004	$ 1,000	$ 399,000	$ 73,717	$ 473,717
Dividends paid	-	-	(760,000)	(760,000)
Net income	-	-	827,797	827,797
Balance, June 30, 2005	$ 1,000	$ 399,000	$ 141,514	$ 541,514

FELDMAN, INGARDONA & CO.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
for the year ended June 30, 2005

Balance, July 1, 2004	$ -
Borrowings / repayments	-
Balance, June 30, 2005	$ -

See accompanying notes.

FELDMAN, INGARDONA & CO.

STATEMENT OF CASH FLOWS
for the year ended June 30, 2005

Operating Activities	
Net income	$ 827,797
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	5,496
Changes in operating assets and liabilities:	
Receivables from broker-dealer	(28,972)
Other assets	(5,496)
Accounts payable and accrued expenses	(35,655)
Net Cash Provided by Operating Activities	763,170
Investing Activities	
Purchases of equipment	(10,992)
Net Cash Used in Investing Activities	(10,992)
Financing Activities	
Dividends paid	(760,000)
Net Cash Used in Financing Activities	(760,000)
Net Decrease in Cash	(7,822)
Cash, Beginning of Year	43,246
Cash, End of Year	$ 35,424

See accompanying notes.

FELDMAN, INGARDONA & CO.

NOTES TO FINANCIAL STATEMENTS
for the year ended June 30, 2005

1. Organization and Business

Feldman, Ingardona & Co. (the "Company"), an Illinois corporation, is a broker-dealer and an investment advisor registered with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers. The Company conducts business primarily with retail customers that are located throughout the United States, and introduces that business on a fully-disclosed basis to a clearing broker.

2. Summary of Significant Accounting Policies

Revenue Recognition

Transactions in securities are recorded on trade date.

Depreciation

Depreciation of furniture and equipment is computed using the straight-line method for financial reporting, and straight-line and accelerated methods for income tax purposes. For the year ended June 30, 2005, depreciation expense totaled $5,496.

Income Taxes

The Company has elected to be an "S corporation" under provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. The stockholders are liable for individual income taxes on the Company's taxable income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and has elected the "alternative method." Under this rule and method, the Company is required to maintain "net capital" equivalent to the greater of $250,000 or 2 percent of "aggregate debit items," whichever is greater, as these terms are defined.

At June 30, 2005, the Company had net capital and net capital requirements of $507,713 and $250,000, respectively.

4. Commitments

The Company leases office space under a non-cancelable operating lease agreement that expires on August 31, 2006. Rent expense for the year totaled approximately $57,000.

The approximate minimum annual rental commitments under non-cancelable operating leases as of June 30, 2005 are as follows:

Year Ending June 30,	Amount
2006	$ 60,000
2007	10,000
Total	$ 70,000

5. Off-Balance Sheet Credit and Market Risk

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk and primarily relate to commissions received on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **FELDMAN, INGARDONA & CO.** as of **June 30, 2005**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)				$ 541,514	[3480]
2.	Deduct: Ownership equity not allowable for net capital					[3490]
3.	Total ownership equity qualified for net capital				$ 541,514	[3500]
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				$	[3520]
	B. Other (deductions) or allowable subordinated liabilities					[3525]
5.	Total capital and allowable subordinated liabilities				$ 541,514	[3530]
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (Other assets)		$ 25,851	[3540]		
	1. Additional charges for customers' and non-customers' security accounts			[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts			[3560]		
	B. Aged fail-to-deliver			[3570]		
	1. Number of items	[3450]				
	C. Aged short security differences- less reserved of	[3460]		[3580]		
	2. Number of items	[3470]				
	D. Secured demand note deficiency			[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges			[3600]		
	F. Other deductions and/or charges			[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)			[3615]		
	H. Total deduction and/or charges				$ (25,851)	[3620]
7.	Other additions and/or allowable credits (List)					[3630]
8.	Net Capital before haircuts on securities positions				$ 515,653	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):					
	A. Contractual securities commitments			[3660]		
	B. Subordinated securities borrowings			[3670]		
	C. Trading and Investment securities					
	1. Bankers' acceptance, certificates of deposit, and commercial paper			[3680]		
	2. U.S. and Canadian government obligations			[3690]		
	3. State and municipal government obligations			[3700]		
	4. Corporate obligations			[3710]		
	5. Stocks and warrants			[3720]		
	6. Options			[3730]		
	7. Arbitrage			[3732]		
	8. Other securities		$ 7,950	[3734]		
	D. Undue concentration			[3650]		
	E. Other (List)			[3736]	$ (7,950)	[3740]
10.	Net Capital				$ 507,713	[3750]
					OMIT PENNIES	

Non-Allowable Assets (Line 6.A.):

Equipment, net	$ 5,496
Other assets	20,355
	$ 25,851

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **FELDMAN, INGARDONA & CO.** as of June 30, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	[3758]
13.	Net capital requirement (greater of line 11 or 12)			$	[3760]
14.	Excess net capital (line 10 less 13)			$	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	[3790]
17.	Add:				
	A. Drafts for immediate credit		[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)		[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				[3838]
19.	Total aggregate indebtedness			$	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)				[3850]
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)				[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits	0	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 250,000	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$ 250,000	[3760]
25.	Excess net capital (line 10 less 24)	$ 257,713	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)	$	[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000		[3920]

OTHER RATIOS

Part C

29.	Percentage of debit to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **FELDMAN, INGARDONA & CO.** as of **June 30, 2005**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)
NOT APPLICABLE

CREDIT BALANCES

1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)		[4340]		
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		[4350]		
3.	Monies payable against customers' securities loaned (see Note C)		[4360]		
4.	Customers' securities failed to receive (see Note D)		[4370]		
5.	Credit balances in firm accounts which are attributable to principal sales to customers		[4380]		
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		[4390]		
7.	**Market value of short security count differences 30 calendar days old		[4400]		
8.	**Market value of short securities and credits (not to be offset by longs or by debits in all suspense accounts over 30 calendar days		[4410]		
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		[4420]		
10.	Other (List)		[4425]		
11.	TOTAL CREDITS			$	[4430]

DEBIT BALANCES

12.	**Debit balances in customers cash and margin accounts excluding secured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3		[4440]		
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		[4450]		
14.	Failed to deliver of customers' securities not older than 30 calendar days		[4460]		
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		[4465]		
16.	Other (List)		[4469]		
17.	**Aggregate debit items			$	[4470]
18.	**less 3% (for alternative method only – See Rule 15c3-1(f)(5)(i))				[4471]
19.	**TOTAL 15c3-3 DEBITS			$	[4472]

RESERVE COMPUTATION

No.	Item	Total	Code
20.	Excess of total debits over total credits **(line 19 less line 11)**		[4480]
21.	Excess of total credits over total debits **(line 11 less line 19)**		[4490]
22.	If computation permitted, on a monthly basis, enter 105% of excess credits over total debits		[4500]
23.	Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period	$	[4510]
24.	Amount of deposit (or withdrawal) including $_______ [4515] value of qualified securities		[4520]
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $_______[4525] value of qualified securities	$	[4530]
26.	Date of deposit (MM/DD/YY)		[4540]

OMIT PENNIES

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **FELDMAN, INGARDONA & CO.** as of **June 30, 2005**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)
NOT APPLICABLE

FREQUENCY OF COMPUTATION

27. Daily ________ [4332] Weekly ________ [4333] Monthly ________ [4334]

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)– $2,500 capital category as per Rule 15c3-1 ________ [4550]
B. (k) (2) (A)—"Special Account for the Exclusive Benefit of customers" maintained ________ [4560]
C. (k) (2) (B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of Clearing firm ________ [4335] ________ [4570]
D. (k) (3)—Exempted by order of the Commission ________ [4580]

Information of Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B ________ [4586]
   A. Number of items ________ [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D ________ [4588]
   A. Number of items ________ [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ________ [4584] ________ [4585]

(See Independent Auditors' Report on Internal Control)

NOTES

A. Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B. State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C. Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D. Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Note: There are no material differences between the audited computation for determination of reserve requirements and that per the Company's unaudited FOCUS report as filed



RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Shareholders of
Feldman, Ingardona & Co.

In planning and performing our audit of the financial statements of Feldman, Ingardona & Co. (the "Company") for the year ended June 30, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of a fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Chicago, Illinois
July 28, 2005